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                      (CALEDONIA MINING CORPORATION LOGO)

                          CALEDONIA MINING CORPORATION

                                  NEWS RELEASE

      CALEDONIA STRENGTHENS MANAGEMENT TEAM, INSTALLS ADDITIONAL CIRCUIT AT
               BARBROOK AND OUTLINES PLATINUM EXPLORATION PROGRAM,

                         NOVEMBER 19TH, 2003, IMMEDIATE

Caledonia Mining Corporation ("Caledonia") of Toronto (TSX: CAL and NASDAQ-OTCBB: CALVF) is pleased to announce strengthening of the Corporation's management team with the appointment of Jacques du Plessis as General Manager of South African operations.

Mr. du Plessis is a graduate mining engineer and holds BSc and MBA degrees. He has extensive experience in the South African mining industry including 15 years in managerial positions. His experience includes managerial experience in the Greenstone mines in the Barbrook area. Most recently Mr. du Plessis was General Manager of the mine contracting division of the largest South African construction company. He will be responsible for all activities at Caledonia's Barbrook and Eersteling Gold Mines and tasked specifically with the recruitment and upgrading of personnel for the South African operations.

At the Barbrook Gold Mine the grade of ore mined and delivered to the plant to-date has exceed the predicted grade of 6 grams/tonne. An Imhoflot cleaner section has been installed and commissioned in the flotation circuit in order to further upgrade the grade of the flotation concentrate and improve the gold leaching recovery in the Resin-in-Leach (RIL) circuit.

The Rooipoort Exploration Project, approximately 8 kilometres south of Potgietersrus and about 30 km southwest of Caledonia's Eersteling gold mine in the Limpopo province of South Africa is considered to be highly prospective for platinum deposits. A desk study based on high-resolution airborne geophysics, the down-dip drilling on the adjacent farms undertaken by Anglo Platinum/JCI and Falconbridge during the 1970's, and other historic exploration on adjacent farms was completed during the 2nd quarter 2003. Drilling commenced at Rooipoort on 15th September 2003 to test the stratigraphy of platinum group metal potential along the previously unexplored 6 km strike of Bushveld Complex rocks on this property. The drill holes (please refer to the map on the second page of this press release) have been sited to test the largely unexposed stratigraphy and are based on the results of the desk study and the results of reconnaissance traverses completed during this program. A proposed trenching program was abandoned due to the depth of soil and colluvium (3- 15m) in the area. Three drill rigs are currently operating and eight drill holes have been completed. The 15 hole drilling program is expected to be completed by the 12th December 2003 when the drillers break for their annual holidays. The current stratigraphic drilling has intersected mineralization and confirms the presence of "Merensky"-like platinum mineralization on the property.

Mr. John L Blaine, Professional Geologist and Consulting Geologist is Caledonia's project manager of its Rooipoort Platinum Project and is responsible for its design and conduct of the exploration program. Petrographic verification of rock types continues and the assaying of systematically sampled drill core is being conducted at SGS Lakefield laboratories in Johannesburg. Check assays will be conducted by the outside laboratories of either Genalysis (Perth, W. Australia) and/or ALS Chemex (Toronto, Canada). A full synopsis of this is expected early in 2004.

The 2004 drilling programs are scheduled to commence during February 2004 and will be focussed on the development of resource estimates, which once compiled, will be confirmed by an independent consultant. Caledonia will continue to keep Investors updated as to the exploration progress on the Rooipoort Exploration Project.

After considerable bureaucratic delays the exploration permit for the Goedgevonden diamond property was issued on the November 18, 2003 by the South African authorities. As a result the bulk sampling of the Goedgevonden kimberlite pipes has had to be deferred until early in the second half of 2004 when lower water table conditions are expected to allow large diameter drilling on the property. Surveying of the Goedgevonden kimberlite has indicated


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the existence of a northward extension to the known pipe, potentially increasing its size by some 30% that has never previously been tested. A further survey was conducted over an area of 1500m by 1200m on the farm Eleazar 377IP located some
5 km north east of Goedgevonden. This survey, centered over a prominent pan (shallow depression) has shown the existence of a residual Bouguer gravity anomaly measuring 200m by 300m, that may be indicative of the presence of a previously unknown kimberlite.

Full compilation of all historical data is in progress to combine with this recent work prior to siting of drill holes to test these new targets, before completing plans for bulk sampling of the kimberlite(s).

Caledonia's Third Quarter report will be issued and posted on Caledonia's website on or before Friday November 28th 2003.

You are invited to visit Caledonia's redesigned website at www.caledoniamining.com. The website provides information on Caledonia's Corporate activities, Financial Reports, Press Releases, Property Descriptions and Maps showing Caledonia's worldwide projects.

FOR FURTHER INFORMATION PLEASE CONTACT CALEDONIA MINING CORPORATION:

S. E. HAYDEN                            JAMES JOHNSTONE                         CHRIS HARVEY
Chairman, President and CEO             V-P Operations and COO                  Technical Director
South Africa                            Canada                                  Canada
Tel: (011-27-11) 447-2499               Tel: (1-905) 607-7543                   Tel: (1-905) 607-7543
Fax: (011-27-11) 447-2554               Fax: (1-905) 607-9806                   Fax: (1-905) 607-9806

Further information regarding Caledonia's exploration activities and operations along with its latest financials may be found on the Corporation's website HTTP://WWW.CALEDONIAMINING.COM